

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

Mail Stop 3561

September 18, 2009

Mr. Kevin P. Larson
Chief Financial Officer
UniSource Energy Corporation
Tucson Electric Power Company
One South Church Avenue, Suite 100
Tucson, Arizona 85701

      **RE: UniSource Energy Corporation
            Tucson Electric Power Company
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed March 2, 2009
            Form 10-Q for the Quarterly Period Ended June 30, 2009
            Filed August 6, 2009
            File No. 1-13739 and 1-5924**

Dear Mr. Larson:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Consolidated Financial Statements and Supplementary Data, page K-79

Notes to Consolidated Financial Statements, page K-94

Note 9. Stockholders' Equity, page K-137
Dividend Limitations, page K-137

1.   In future filings please disclose the amount of net income of UniSource Energy
        and TEP restricted or free of restrictions or tell us why you believe your current
        disclosure complies with Rule 4-08(e)(1) of Regulation S-X. In addition, please
        disclose the amount of restricted net assets, as defined in Rule 4-08(3) of
        Regulation S-X, of consolidated and unconsolidated subsidiaries of UniSource
        Energy as of the end of the most recently completed fiscal year or tell us in detail
        why you believe such disclosure is not required. Refer to paragraph Rule 4-
        08(e)(3)(ii) of Regulation S-X.

Note 12. Share-Based Compensation Plans, page K-149

2.   We note your disclosure that certain stock option awards and fully vested
        restricted stock unit awards accrue dividend equivalents and that compensation
        expense is recognized as dividends are paid. Please tell us why your accounting
        policy complies with paragraph A37 of SFAS 123(R). Also tell us whether the
        expected dividend yield is taken into account in estimating the grant-date fair
        value of stock option awards that accrue dividend equivalents and, if so, why
        dividends equivalents are appropriately included in the valuation assumptions.
        Refer to paragraph A36 of SFAS 123(R).

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements - Unaudited, page 13

Note 6. Income Taxes, page 28

3.   Please tell us why you believe the discrete method of calculating income tax
        expense for interim reporting was an acceptable accounting method. Refer to
        paragraphs 190 and 191 of SFAS 109 and paragraph 19 of APB Opinion No. 28.
        In addition, tell us if you considered the change from the discrete method to the
        effective tax rate method a change in accounting principle or a change in
        accounting estimate and the basis for your conclusion.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief